UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On November 7, 2017, Cellect Biotechnology Ltd. (the “Company”) announced that it will hold an Extraordinary General Meeting of Shareholders on December 13, 2017 at 11.00 a.m. (Israel time) at the offices of the Company’s legal counsel, Doron, Tikotzky, Kantor, Gutman, & Gross., at B.S.R. 4 Tower, 33 Floor, 7 Metsada Street, Bnei Brak, Israel. In connection with the meeting, the Company furnishes the following documents:

1.	A copy of the Notice and Proxy Statement with respect to the Company’s Extraordinary General Meeting of Shareholders describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting, attached hereto as Exhibit 99.1;

2.	A form of Proxy Card whereby holders of ordinary shares of the Company may vote at the meeting without attending in person, attached hereto as Exhibit 99.2; and

3.	A form of Voting Instruction Card whereby holders of American Depositary Shares of the Company may vote at the meeting without attending in person, attached hereto as Exhibit 99.3.

Exhibit

99.1	Notice and Proxy Statement with respect to the Company’s Extraordinary General Meeting of Shareholders

99.2	Proxy Card for holders of ordinary shares with respect to the Company’s Extraordinary General Meeting of Shareholders

99.3	Voting Instruction Card for American Depositary Share holders with respect to the Company’s Extraordinary General Meeting of Shareholders

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd.

Date: November 7, 2017	By:	/s/ Eyal Leibovitz
Name: Eyal Leibovitz
Title: Chief Financial Officer

3